Filed by NBT Bancorp Inc.
(Commission File No. 000-14703)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Evans Bancorp, Inc.
(Commission File No. 001-35021)

 A Strategic Partnership for GrowthSeptember 9, 2024

 Forward-Looking Statements  This communication contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements about NBT Bancorp Inc. (“NBT” or “NBTB”) and Evans Bancorp, Inc. (“Evans” or “EVBN”) and their industry involve substantial risks and uncertainties. Statements other than statements of current or historical fact, including statements regarding NBT’s or Evans’s future financial condition, results of operations, business plans, liquidity, cash flows, projected costs, and the impact of any laws or regulations applicable to NBT or Evans, are forward-looking statements. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “may,” “will,” “should” and other similar expressions are intended to identify these forward-looking statements. Such statements are subject to factors that could cause actual results to differ materially from anticipated results.   Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements include, but are not limited to the following: (1) the businesses of NBT and Evans may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the shareholders of Evans may fail to approve the merger; (6) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (7) diversion of management’s attention from ongoing business operations and opportunities; (8) the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate Evans’s operations and those of NBT; (9) such integration may be more difficult, time consuming or costly than expected; (10) revenues following the proposed transaction may be lower than expected; (11) NBT’s and Evans’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; (12) the dilution caused by NBT’s issuance of additional shares of its capital stock in connection with the proposed transaction; (13) changes in general economic conditions, including changes in market interest rates and changes in monetary and fiscal policies of the federal government; and (14) legislative and regulatory changes. Further information about these and other relevant risks and uncertainties may be found in NBT’s and Evans’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2023 and in subsequent filings with the Securities and Exchange Commission (“SEC”).   Forward-looking statements speak only as of the date they are made. NBT and Evans do not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements. You are cautioned not to place undue reliance on these forward-looking statements.  2

 In connection with the proposed transaction, NBT expects to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Evans and a prospectus of NBT (the “proxy statement/prospectus”), which proxy statement/prospectus will be mailed or otherwise disseminated to Evans’s shareholders when it becomes available. NBT and Evans also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NBT, EVANS AND THE PROPOSED TRANSACTION. You may obtain a free copy of the registration statement, including the proxy statement/prospectus (when it becomes available) and other relevant documents filed by NBT and Evans with the SEC, without charge, at the SEC’s website at www.sec.gov. Copies of the documents filed by NBT with the SEC will be available free of charge on NBT’s website at www.nbtbancorp.com or by directing a request to NBT Bancorp Inc., 52 South Broad Street, Norwich, NY 13815, attention: Corporate Secretary, telephone (607) 337-6141. Copies of the documents filed by Evans with the SEC will be available free of charge on Evans’s website at evansbancorp.q4ir.com or by directing a request to Evans Bancorp, Inc., 6460 Main Street, Williamsville, NY 14221, attention: Secretary, telephone (716) 926-2000.  No Offer  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.  Participants in the Solicitation  NBT AND EVANS AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS AND OTHER MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES IN RESPECT OF THE PROPOSED TRANSACTION. YOU CAN FIND INFORMATION ABOUT NBT’S EXECUTIVE OFFICERS AND DIRECTORS IN NBT’S DEFINITIVE PROXY STATEMENT FILED WITH THE SEC ON APRIL 5, 2024. YOU CAN FIND INFORMATION ABOUT EVANS’S EXECUTIVE OFFICERS AND DIRECTORS IN EVANS’S DEFINITIVE PROXY STATEMENT FILED WITH THE SEC ON MARCH 25, 2024. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF SUCH POTENTIAL PARTICIPANTS WILL BE INCLUDED IN THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE. YOU MAY OBTAIN FREE COPIES OF THESE DOCUMENTS FROM NBT OR EVANS USING THE SOURCES INDICATED ABOVE.   3  Additional Information & Where to Find It

Transaction Overview

STRATEGIC PARTNERSHIP WITH EVANS

- NBT Bancorp Inc. (NASDAQGS: NBTB) to merge with Evans Bancorp, Inc. (NYSEAM: EVBN), a $2.3 billion asset bank holding company
- All-stock combination
- 0.91x fixed exchange ratio
- Aggregate purchase price of approximately $236 million[1,2]
- Merger will bring together two highly respected banking companies
- Combined assets of approximately $16 billion
- Combined franchise would have #1 ranked deposit market share in Upstate New York[3] for all banks under $100 billion in assets



Maine
Vermont
New Hampshire
Syracuse
Rochester
Albany
Buffalo
New York
Massachusetts
Binghamton
Pennsylvania
Poughkeepsie
Connecticut
New Jersey
Rhode Island

Financially Compelling Transaction with High-Quality Partner

13.6%	$0.38	(4.7%)	2.3 Years
EPS Accretion[4]	EPS Accretion[4]	TBV Per Share Dilution at Close	TBV Per Share Earnback (Crossover)

Source: S&P Global Market Intelligence.

1) Based on EVBN common shares outstanding of 5,525,838, restricted stock units of 49,984, and 142,650 options with a weighted average strike price of $32.79.
2) Based on NBTB's closing stock price of $46.28 per share, as of September 6, 2024.
3) Excludes the New York City MSA and select counties (Kings, Nassau, New York, Queens, Richmond, Suffolk, and Westchester counties).
4) Expected pro forma impacts assume first half 2024 annualized GAAP net income for NBTB; EVBN assumes first half 2024 annualized GAAP net income excluding nonrecurring insurance related revenue.

4

Strategic Rationale

Expansion Into Highly Attractive Markets with Significant Scarcity Value

- Expands NBT's presence in Upstate New York's[1] two largest markets by population – Buffalo and Rochester
- Evans is #2 ranked community bank in Buffalo market[2]
- Significant opportunity for combined entity to accelerate growth in Rochester
- Combined NBT/Evans will have strong presence in top 5 Upstate New York[1] markets

Financially Compelling Transaction with High-Quality Partner

- Transaction expected to produce double-digit EPS accretion with short tangible book value earnback
- Evans has demonstrated consistent track record of organic growth and stellar credit quality
    - 2 bps net charge-offs average from 2019-2024 YTD
- Opportunity to leverage diverse product offerings across scalable client base

Cultural & Operating Philosophy Alignment

- Commercial oriented with attractive branch locations
- Low-risk integration: no branch overlap; highly complementary franchises; experienced M&A professionals
- Retention of key business development teams expected
- David Nasca, current Evans CEO, President & Director, will join NBT's Board

1) Excludes the New York City MSA and select counties (Kings, Nassau, New York, Queens, Richmond, Suffolk, and Westchester counties).
2) Excludes banks greater than $100 billion in assets. Excludes M&T Bank Corporation, KeyCorp, HSBC Holdings plc, Bank of America, Citizens Financial Group Inc., and JP Morgan Chase & Co.

5

NBT BANCORP

Overview of Evans

Company Overview

- Full-service community banking institution across Western New York; offering consumer, business and government banking products and services
- Operating footprint includes 18 branch locations throughout the Buffalo and Rochester Metropolitan Areas
- One of the largest banking institutions in Buffalo by deposit market share and number of branches
- Acquired Rochester-based Fairport Savings Bank in May 2020



EVBN Western New York[1] Deposits: $1.8B
Erie County NY: 83.4% of Total Deposits
Niagara County NY: 4.2% of Total Deposits
Chautauqua County NY: 4.1% of Total Deposits
Monroe County NY: 8.3% of Total Deposits
Niagara County
Deposits: $76M
Orleans County
Monroe County
Deposits: $150M
Rochester
Fairport
Buffalo
Genesee County
Erie County
Hamburg
Wyoming County
Livingston County
Deposits: $1.6B
Chautauqua County
Deposits: $74M
Cattaraugus County

Financial Highlights

Balance Sheet ($M)	Q2 2024	'19 – '24 YTD CAGR
Assets	$2,257	10.2%
Loans	$1,743	8.4
Deposits	$1,892	9.3
Profitability (%)		**'19 – '24 YTD Average**
NIM	2.66%	3.31%
ROAA	0.52	0.92
ROATCE	6.8	12.5
Credit Metrics (%)		
NPAs / Assets	1.31%	1.25%
ALLL / Loans	1.28	1.22
NOCs / Average Loans	0.01	0.02

Erie County Community Bank Deposits[1,2]

Rank	Institution	Deposits ($M)
1	Northwest Bancshares, Inc.	1,805
2	Evans Bancorp, Inc.	1,490
3	CNB Financial Corporation	884
4	Alden State Bank	353
5	Financial Institutions, Inc.	296
6	Lake Shore Bancorp	255
7	Community Financial System, Inc.	237
8	Holland Bancorp, Inc.	208
9	C.C. Bancorp, Inc.	49
10	Tompkins Financial Corporation	16

Average Size of Branch



$124M
$89M
EVANS BANCORP
Erie County Average

Source: S&P Global Market Intelligence; FDIC.

1) FDIC deposit data as of June 30, 2023.

2) Excludes banks greater than $100 billion in assets. Excludes M&T Bank Corporation, KeyCorp, HSBC Holdings plc, Bank of America, Citizens Financial Group Inc., and JP Morgan Chase & Co.

6

NBT BANCORP

Further Expansion Into Attractive Markets

Pro Forma Combined Highlights[1]

~$16B	~$12B	~$13B	~$2.4B	172
Assets	Loans	Deposits	Market Cap	Branches



Vermont
Maine
New Hampshire
Syracuse
Rochester
Buffalo
Albany
New York
Massachusetts
Binghamton
Pennsylvania
Poughkeepsie
Connecticut
New Jersey
Rhode Island
Significant Presence Across Upstate New York Chip and Technology Corridor

- *Natural geographic expansion west along New York State Thruway into highly attractive markets*
- *Buffalo, Rochester, Syracuse chosen together as one of the nation's Tech Hubs (NY SMART I-Corridor Tech Hub)*

Well Positioned in Upstate New York's Key Markets

Combined franchise will have strong presence in all of Upstate New York's largest and most attractive markets

Top 5 Metropolitan Areas by Population		NBT Bancorp	Evans Bancorp
1	Buffalo		✓
2	Rochester		✓
3	Albany	✓	
4	Poughkeepsie	✓	
5	Syracuse	✓	

Top 5 Upstate New York[2,3] MSA Populations



1.2M
1.1M
0.9M
0.7M
0.7M
Buffalo
Rochester
Albany
Poughkeepsie
Syracuse

Source: S&P Global Market Intelligence; FDIC. Note: B = billions; M= millions.
1) Based on June 30, 2024, except market capitalization which is as of September 6, 2024. Excludes purchase accounting and other merger-related adjustments.
2) Excludes the New York City MSA and select counties (Kings, Nassau, New York, Queens, Richmond, Suffolk, and Westchester counties).
3) Demographic data is provided by Claritas based primarily on US Census Data. For non-census year data, Claritas uses samples and projections to estimate the demographic data.

7

NBT Has Successfully Scaled Operations

Demonstrated Growth in Size & Shareholder Returns

Total Assets ($B)


EVANS BANCORP INC.
Salisbury Bancorp, Inc.
2014 to 2023 CAGR: 6%
$7.8
$8.3
$8.9
$9.1
$9.6
$9.7
$10.9
$12.0
$11.7
$13.3
$15.8
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
Q2 '24

TSR Since Year End 2021


31%
(0%)
NBT BANCORP
KRX[3]

TSR Since Salisbury Transaction Announcement (12/5/2022)


13%
2%
NBT BANCORP
KRX[3]

10-Year TSR


160%
97%
NBT BANCORP
KRX[3]

Source: S&P Global Market Intelligence; FactSet.
Note: Market data as of September 6, 2024.
1) Excludes the New York City MSA and select counties (Kings, Nassau, New York, Queens, Richmond, Suffolk, and Westchester counties).
2) Excludes banks with more than $100 billion in total assets as of June 30, 2024.
3) KRX is defined as the median return for the current KBW NASDAQ Regional Banking Index constituents as of September 6, 2024.

Combined Institution Will Be Leading Upstate New York Community Bank

Upstate New York Deposit Market Share[1,2]

Market Rank	Company Name	Total Deposits ($B)	Market Share (%)
	NBT BANCORP / EVANS BANCORP INC.	$10.2	12.2
1	Community Financial System, Inc.	10.0	12.0
2	NBT BANCORP	8.3	10.0
3	Financial Institutions, Inc.	5.1	6.1
4	Tompkins Financial Corporation	4.5	5.4
5	TrustCo Bank Corp NY	4.0	4.8
6	Canandaigua National Corporation	3.6	4.3
7	Arrow Financial Corporation	3.5	4.3
8	Greene County Bancorp, Inc.	3.5	4.2
9	Northwest Bancshares, Inc.	2.8	3.4
10	Chemung Financial Corporation	2.3	2.8
11	Pioneer Bancorp, Inc.	2.0	2.4
12	EVANS BANCORP INC.	1.8	2.2

8

NBT BANCORP

 Pro FormaLoan &DepositComposition  9  NBT Bancorp Inc.  Total Loans: $9.9B  Total Loans: $1.8B  Total Loans: $11.6B  Total Deposits: $1.9B  Total Deposits: $13.2B  Total Deposits: $11.3B  Loan Composition2  Deposit Composition3  Evans Bancorp, Inc.  Pro Forma Company1  Yield on Loans: 5.63%  Regulatory CRE Concentration: 179%  Yield on Loans: 5.53%  Regulatory CRE Concentration: 307%  Yield on Loans: 5.61%  Regulatory CRE Concentration: 215%3  Cost of Total Deposits: 1.67%  Cost of IB Deposits: 2.38%  Loans / Deposits: 88%  Cost of Total Deposits: 2.40%  Cost of IB Deposits: 3.05%  Loans / Deposits: 93%  Cost of Total Deposits: 1.78%  Cost of IB Deposits: 2.51%  Loans / Deposits: 88%  Source: S&P Global Market Intelligence. Data as of June 30, 2024.  Note: Regulatory CRE Concentration includes multifamily, construction and land development, and NOO CRE loans.   Excludes purchase accounting and other merger-related adjustments.   BHC regulatory data used for NBT loans and regulatory capital.   BHC GAAP data used for NBT and Evans deposits.

Transactional Credit Due Diligence Summary

EVANS BANCORP INC.

Credit Review & Diligence Key Findings On Evans Portfolio

Diversified & Granular Portfolio

$0.3M	$1.5M	$0.1M
Total Average Loan Size	Average Non-Owner Occupied CRE Loan Size	Average Consumer Mortgage Loan Size

Detailed, Analytical Review of All Loans & Selective Individual Credit File Review Process

12	53%	57%
Member NBT File Review Team	Coverage of Commercial Loan Portfolio	Coverage of Commercial Real Estate Portfolio

KEY OBSERVATIONS & TAKEAWAYS

- Granular, in-market portfolio
- Net charge-off history is best in class
  - EVBN 10-year net charge-off rate of 4bps
- No material commercial concentrations
- Consumer mortgage portfolio has an average FICO score of 750

Evans Commercial Real Estate Portfolio Details



CRE Concentration by Property Type
Multi-Family 47%
Industrial / Warehouse 15%
Retail 10%
Office 9%
Hotel 6%
Medical / Healthcare 4%
Other Property 5%
1-4 Family 3%
Land Develop. 1%
Office ~4%
Overall Evans Loans

Less than $1 million of EVBN CRE net charge-offs in last five years



NBTB BHC CRE Concentration[1]
179%
215%
247%
NBT BANCORP 6/30/2024
Pro Forma at Closing
Peer[2] Median

Source: S&P Global Market Intelligence; Company documents.
1) CRE Concentration includes multifamily, construction and land development, and NOO CRE loans.
2) Includes nationwide major exchange-traded banks and thrifts with total assets between $10 to $25 billion, excluding merger targets, mutuals and merger-of-equal participants.

10

NBT BANCORP

 Key Transaction Terms  11  Transaction Structure & Consideration  NBT Bancorp Inc. (NBTB) will acquire 100% of Evans Bancorp, Inc. (EVBN) outstanding common stock  100% stock consideration; Deal value of approximately $236 million1,2 or $42.11 per EVBN share  Fixed exchange ratio of 0.91x NBTB shares for each EVBN share  Outstanding stock options to be exchanged for cash  Transaction Multiples2  Price / TBV per share: 1.32x as of Q2 2024 (Pay-to-Trade3: 64%)  Price / TBV ex. AOCI per share: 1.05x as of Q2 2024  Price / 2024 YTD EPS + Cost Saves: 11.2x4  Price / Fully-Synergized 2024 EPS: 6.8x5  Pro Forma Ownership  NBTB: 90.3% / EVBN: 9.7%   Management & Board Representation  David Nasca, current Evans CEO, President & Director, will join NBT Board of Directors  Retention of all branch offices and retail team expected  Significant retention of EVBN business development team expected  Approvals & Close  EVBN shareholder approval  Customary regulatory approvals  Anticipated closing in Q2 2025  Simultaneous system conversion anticipated at closing  Source: S&P Global Market Intelligence.  1) Based on EVBN common shares outstanding of 5,525,838, restricted stock units of 49,984, and 142,650 options with a weighted average strike price of $32.79.  2) Based on NBTB’s closing stock price of $46.28 per share, as of September 6, 2024.  3) Defined as Transaction Price / TBV divided by NBTB Price / TBV.  4) EVBN first half 2024 annualized adjusted GAAP net income, plus for illustrative purposes, assumes cost savings are fully phased-in.  5) EVBN first half 2024 annualized adjusted GAAP net income, plus fully phased-in cost savings, net of Durbin impact, and fully phased-in purchase accounting accretion.

 Transaction Assumptions  12  Earnings Projections  Based on annualized net income (first half 2024) for NBTB and EVBN1  Assumes 4.0% EPS and balance sheet growth thereafter for both NBTB and EVBN  Loan Credit Mark & CECL Double Count  Gross credit mark of $17.7 million, or 1.00% based on EVBN’s Q2 2024 loans  $5.3 million (30%) allocated to purchase credit deteriorated loans  $12.4 million (70%) allocated to non-PCD loans (accreted into earnings over 6.0 years, straight line method)  Day-two estimated CECL reserve of $12.4 million (Double Count)  Pre-tax merger-related charges of $28.5 million  Fully reflected in pro forma TBV dilution at closing computation  Merger Expenses  Cost Savings  Estimated pre-tax cost savings of 25% of EVBN’s operating expenses or $13.2 million ($10.5 million after-tax)  75% expected to be realized in 2025 and 100% thereafter  Core Deposit Intangible  3.0%, or $44.7 million pre-tax of EVBN’s non-time deposits amortized over 10 years using sum-of-year digits methodology  Interest Rate Marks  $95.5 million, or 5.41% pre-tax mark-down on Evans’ Q2 2024 loans (accreted over 6 years utilizing straight-line methodology)  EVBN’s securities-related AOCI of $46.4 million2 accreted through pro forma earnings over 6 years (straight-line)  $1.2 million pre-tax mark-up on all other funding liabilities, amortized based on estimated remaining life of individual liabilities  Source: S&P Global Market Intelligence.  1) Assumes first half 2024 annualized GAAP net income for NBTB; EVBN assumes first half 2024 annualized GAAP net income excluding nonrecurring insurance related revenue.  2) Based on the AFS securities as of June 30, 2024.

Exceptional Risk/Reward Relative to Recent M&A

Valuation In-Line or Better Than Comparable Deals

	NBT Bancorp / Evans Bancorp	Comparable M&A Deals[1]
Price / TBV	1.32x	1.65x
P/TBV Pay-to-Trade[2]	*64%*	*96%*
Price / EPS + Cost Saves	11.2x	8.3x

Financially Compelling Transaction

	NBT Bancorp / Evans Bancorp	Comparable M&A Deals[1]
Core Deposit Premium	3.7%	7.2%
EPS Accretion / (Dilution)[3]	13.6%	12.7%
TBV Accretion / (Dilution)	(4.7%)	(6.0%)
TBV Earnback	2.3 yrs	2.9 yrs

Pay-to-Trade Relative to Comparable M&A[1]

P/TBV Pay-to-Trade[2]

Comparison to last 15 nationwide transactions[1]


64%
96%
NBT Bancorp | Evans Bancorp
15 Most Recent Median

Source: S&P Global Market Intelligence.
Note: Based on NBTB's closing stock price of $46.28 per share, as of September 6, 2024.
1) Last 15 nationwide bank and thrift transactions where the buyer was major exchange-traded and target assets were between $1.5 and $3.5 billion, excluding merger-of-equals and strategic merger transactions. Cost savings not available for Hope Bancorp, Inc. / Territorial Bancorp, Inc. and Wintrust Financial Corp. / Macatawa Bank Corp.
2) Defined as Transaction Price / TBV divided by NBTB Price / TBV.
3) Assumes first full year for Comparable M&A Deals.

13

Strong Pro Forma Capital Levels
Compelling Ongoing Capital Generation

NBTB Capital Ratios at Transaction Close

Consolidated[1]

	NBT Bancorp Inc. 6/30/2024	Pro Forma At Close
TCE / TA	8.1%	7.5%
Tier 1 Leverage Ratio	10.2%	8.7%
CET1 Ratio	11.7%	10.8%
Total Risk-Based Capital Ratio	14.9%	13.9%

Bank-Level

	NBT Bank, N.A. 6/30/2024	Pro Forma At Close
Tier 1 Leverage Ratio	9.4%	8.9%
CET1 Ratio	11.7%	11.1%
Total Risk-Based Capital Ratio	12.9%	12.2%

Annual Combined Capital Generation

$ in millions	
NBT Annualized Net Income[2]	$133.1
EVBN Annualized Net Income[2]	9.9
Fully-Phased After-tax Cost Savings[3]	10.5
After-tax Impact of Durbin	(1.1)
After-tax AOCI Accretion	7.7
Subtotal	**$160.0**
After-tax Non-PCD Credit Mark Accretion	1.6
After-tax Loan Interest Rate Mark Accretion	12.6
After-tax Core Deposit Intangible Amortization	(5.9)
After-tax Impact of Other Financing Adjustments[4]	(1.0)
Annual Earnings Power	**$167.3**
(-) Dividends Paid[5]	71.0
Annual Retained Earnings	**$96.3**

+76bps

CET1 annually[6]

Source: S&P Global Market Intelligence.
1) Trust preferred securities (TruPs) included in Pro Forma Tier 2 Capital due to crossing over $15 billion of Pro Forma assets.
2) Assumes first half 2024 annualized GAAP net income for NBT; Evans assumes first half 2024 annualized GAAP net income excluding nonrecurring insurance related revenue.
3) Reflects fully-phased pre-tax cost savings of $13.2 million.
4) Includes net amortization of all other funding liabilities, reversal of Evans CDI amortization, and interest effects due to opportunity cost of cash.
5) Assumes dividend per share of $1.36.
6) Pro forma BHC risk weighted assets estimated at close of $12.6 billion.

14

 15  Appendix

Illustrative Pro Forma Net Income & EPS Accretion

Illustrative EPS Accretion

$ in millions, except per share	GAAP
NBTB Net Income[1]	$133.1
EVBN Net Income[1]	9.9
Combined Net Income	**$142.9**
After-Tax Adjustments:	
Fully-Phased Cost Savings[2]	$10.5
Loans Interest Rate Mark Accretion	12.6
Non-PCD Credit Mark Accretion	1.6
AFS Securities (AOCI) Accretion	7.7
Core Deposit Intangible Amortization	(5.9)
Durbin Amendment Impact	(1.1)
All Other Adjustments[3]	(1.0)
Pro Forma Net Income	**$167.3**
Pro Forma Diluted Shares Outstanding	52.5
Pro Forma EPS	**$3.19**
NBTB Standalone EPS	**$2.81**

Accretion / (Dilution) to NBTB - $	**$0.38**
Accretion / (Dilution) to NBTB - %	**13.6%**

Source: S&P Global Market Intelligence.
1) Assumes first half 2024 annualized GAAP net income for NBTB; EVBN assumes first half 2024 annualized GAAP net income excluding nonrecurring insurance related revenue.
2) Reflects fully-phased pre-tax cost savings of $13.2 million.
3) Includes net amortization of all other funding liabilities, reversal of EVBN CDI amortization, and interest effects due to opportunity cost of cash.

16

NBT BANCORP

Tangible Book Value Dilution Reconciliation

Illustrative Tangible Book Value Dilution

$ in millions, except per share data	$ in millions	Shares	$ per share
NBTB Tangible Book Value at Close	$1,122.7	47.2	$23.80
Equity Consideration to EVBN[1,2]	234.8	5.1	
Total Intangibles Created	(144.8)		
After-Tax Merger Costs Attributable to NBTB	(18.2)		
After-Tax Impact of Non-PCD Credit Mark	(9.8)		
NBTB Tangible Book Value at Close	**$1,184.8**	**52.2**	**$22.68**

NBTB TBV per share Dilution – $	**($1.12)**
NBTB TBV per share Dilution – %	**(4.7%)**
TBV per share Earnback – Crossover Method	**2.3 Years**

Calculation of Intangibles

	$ in millions
Equity Consideration to EVBN[1,2]	$234.8
(+) Cash Consideration to EVBN Optionholders[3]	1.3
Aggregate Deal Value	**$236.2**
EVBN Tangible Book Value at Close	$175.7
(+) After-Tax Merger Costs Attributable to EVBN	(4.9)
(+) After-Tax Net Credit Mark	4.4
(+) After-Tax Impact to Rate Marks	(74.4)
Adjusted EVBN Tangible Book Value	**$100.8**
Excess Over Adjusted TBV	135.4
(-) CDI Created	44.7
(-) Deferred Tax Liability Created on CDI	(9.4)
Goodwill Created	**$100.0**
(+) CDI Created	44.7
Total Intangibles Created	**$144.8**

Source: S&P Global Market Intelligence.
1) Based on EVBN common shares outstanding of 5,525,838, restricted stock units of 49,984.
2) Based on NBTB's closing stock price of $46.28 per share, as of September 6, 2024.
3) 142,650 EVBN outstanding stock options with a weighted average strike price of $32.79 to be exchanged for cash.

17

NBT BANCORP

Glossary of Terms  18  Term / Acronym   Defined As  AFS  Available for sale  ALLL  Allowance for loan loses  AOCI  Accumulated other comprehensive income  BHC  Bank holding company  BPS  Basis points  C&D  Construction and development  C&I  Commercial and industrial  CAGR  Compound annual growth rate  CDI  Core deposit intangibles  CECL  Current expected credit losses  CET1  Common equity tier 1 capital  CRE  Commercial real estate  EPS  Earnings per share  FDIC  Federal Deposit Insurance Corporation  GAAP  Generally accepted accounting principals  Term / Acronym   Defined As  IB Deposits  Interest-bearing deposits  MSA  Metropolitan Statistical Area  NCO  Net charge-offs  NIM  Net interest margin  NOO CRE  Non-owner occupied commercial real estate  NOW  Negotiable order of withdrawal  NPA  Non-performing assets  PCD  Purchased credit deteriorated   ROAA  Return on average assets  ROATCE  Return on average tangible common equity  TA  Total assets  TBV  Tangible book value  TCE   Tangible common equity  TSR  Total shareholder return  YTD  Year to date as of 6/30/2024, unless otherwise noted